515 Congress Avenue Suite 1400 Austin, TX 78701 +1 512 394 3000 Main +1 512 394 3001 Fax www.dechert.com

MARGARET E. WILSON margaret.wilson@dechert.com +1 512 394 3015 Direct Admitted in New York and Pennsylvania only; not admitted in Texas

December 18, 2020

VIA EDGAR

Kimberly Browning Division of Investment Management Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-0504

Re: RBC Funds Trust (the “Trust” or “Registrant”) File Nos.: 333-111986; 811-21475

Dear Ms. Browning:

We are writing in response to additional comments provided telephonically on December 14, 2020 with respect to Post-Effective Amendment No. 144 filed on Form N-1A on October 2, 2020 for the Trust under the Securities Act of 1933, as amended (“Securities Act”), and the Investment Company Act of 1940, as amended (“1940 Act”), to register shares of the RBC Small Cap Growth Fund (the “Fund”), a new series of the Trust. The Trust has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on its behalf. Capitalized terms used but not defined in this letter have the meanings given to them in the Fund’s registration statement

Comment 1.

Please revise the disclosure to clarify that the 3-year recoupment period is limited to 3 years from the date of waiver or reimbursement. In addition, please revise the disclosure to clarify that the Fund’s expense ratio, after taking into account the repayment, is limited by both the Fund’s expense limitation at the time of waiver and the Fund’s expense limitation at the time of recoupment.

Response 1.    The disclosure has been revised to clarify that the Advisor is entitled to recoup from the Fund or class fees and/or operating expenses previously waived or reimbursed for a period of 3 years from the date of such waiver or reimbursement, provided that such recoupment does not cause the Fund’s expense ratio (after the repayment is taken into account) to exceed the lesser of: (i) the

Fund’s expense limitation at the time of the waiver or reimbursement and (ii) the Fund’s expense limitation at the time of recoupment.

Comment 2.

We reiterate Comment 4 from the response letter dated December 10, 2020 with respect to Post-Effective Amendment No. 144 (the “Prior Response Letter”). Please revise the Fund’s principal investment strategies to clarify whether the Fund will invest in issuers located in domestic, foreign and/or emerging markets and revise the Fund’s principal risks to include related risk disclosure.

Response 2.    The Fund’s principal investment strategies have been revised to clarify that the Fund will normally invest primarily in domestic issuers. The Registrant believes that the Fund’s principal risks appropriately disclose the risks associated with investing in domestic issuers. Accordingly, the Registrant respectfully declines to revise the Fund’s principal risks.

Comment 3.

Please supplementally provide the source of information for the market capitalization range for the Russell 2000 Growth Index and the reasoning for disclosing an approximate range.

Response 3.    FactSet Research Systems Inc. is the source of information for the capitalization range for the Russell 2000 Growth Index. The range is disclosed as approximate as the figures have been rounded.

Comment 4.

If the reference to “sustainable” in the disclosure indicating that the Advisor prefers companies that it believes possess a sustainable and durable business model is not intended to relate to ESG factors, please consider revising the disclosure to avoid the use of this term.

Response 4.    The disclosure has been revised to clarify that the Advisor prefers companies that it believes possess a stable and durable business model.

Comment 5.

We reiterate Comment 15 from the Prior Response Letter. Please supplementally confirm that (i) all of the Fund’s principal investment strategies and principal risks are disclosed in response to Item 4 and Item 9 and (ii) any principal investment strategy or principal risk disclosed in response to Item 9 is summarized in response to Item 4, or revise accordingly.

Response 5.    The Registrant confirms that all of the Fund’s principal investment strategies and principal risks are disclosed in response to Item 4 and Item 9. The

Registrant notes that it believes that providing a description of the Fund’s principal investment strategies in response to both Item 4 and Item 9 provides relevant and useful disclosure to Fund shareholders and potential investors. Accordingly, the Registrant respectfully declines to revise the Fund’s principal investment strategies. The Registrant confirms that the Fund’s principal risks disclosed in response to Item 9 are summarized in Item 4.

Comment 6.

We reiterate Comment 22 from the Prior Response Letter. In the Staff’s view, the last two sentences of the second paragraph under “Investment Restrictions – Supplemental (Non-Fundamental) Clarification of Certain Fundamental Investment Policies/Restrictions” appear to reserve discretion for the Advisor to determine the industry classification of an issuer. Please delete or revise the disclosure to provide additional detail on when the Advisor may determine the industry classification of a given issuer.

Response 6.    The disclosure has been deleted.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (512) 394-3015. Thank you.

Sincerely,

/s/ Margaret Wilson Margaret Wilson

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